Exhibit 99.1

Execution Version

TELUS CORPORATION

DEBT SECURITIES

Agency Agreement

September 5, 2023

To the Agents named in Schedule II hereto

Ladies and Gentlemen:

TELUS Corporation, a British Columbia company (the “Company”), proposes to appoint the agents named in Schedule II hereto (collectively, the “Agents”, and each individually an “Agent”) as its sole and exclusive agents to offer for sale, on a best efforts basis, up to the principal amount of its debt securities identified in Schedule I hereto (the “Securities”), to be issued under the indenture dated as of May 22, 2001 (the “Base Indenture”) between the Company and Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada), as trustee (the “Trustee”), as supplemented by the First Series Supplemental Indenture dated as of May 30, 2001, the Second Series Supplemental Indenture dated as of May 30, 2001, the Third Series Supplemental Indenture dated as of May 30, 2001, the Fourth Series Supplemental Indenture dated as of May 18, 2006, the Fifth Series Supplemental Indenture dated as of March 13, 2007, the Sixth Series Supplemental Indenture dated as of March 13, 2007, the Seventh Series Supplemental Indenture dated as of April 9, 2008, the Eighth Series Supplemental Indenture dated as of May 20, 2009, the Ninth Series Supplemental Indenture dated as of December 4, 2009, the Tenth Series Supplemental Indenture dated as of July 23, 2010, the Eleventh Series Supplemental Indenture dated as of May 25, 2011, the Twelfth Series Supplemental Indenture dated as of December 11, 2012, the Thirteenth Series Supplemental Indenture dated as of April 1, 2013, the Fourteenth Series Supplemental Indenture dated as of April 1, 2013, the Fifteenth Series Supplemental Indenture dated as of November 26, 2013, the Sixteenth Series Supplemental Indenture dated as of November 26, 2013, the Seventeenth Series Supplemental Indenture dated as of April 4, 2014, the Eighteenth Series Supplemental Indenture dated as of April 4, 2014, the Nineteenth Series Supplemental Indenture dated as of September 15, 2014, the Twentieth Series Supplemental Indenture dated as of September 15, 2014, the Twenty-First Series Supplemental Indenture dated as of March 27, 2015, the Twenty-Second Series Supplemental Indenture dated as of March 27, 2015, the Twenty-Third Series Supplemental Indenture dated as of March 27, 2015, the Twenty-Fourth Series Supplemental Indenture dated as of December 8, 2015, the Twenty-Fifth Series Supplemental Indenture dated as of December 8, 2015, the Twenty-Sixth Series Supplemental Indenture dated as of March 6, 2017, the Twenty-Seventh Series Supplemental Indenture dated as of October 1, 2017, the Twenty-Eighth Series Supplemental Indenture dated as of March 1, 2018, the Twenty-Ninth Series Supplemental Indenture dated as of March 1, 2018, the Thirtieth Series Supplemental Indenture dated as of April 3, 2019, the Thirty-First Series Supplemental Indenture dated as of July 2, 2019, the Thirty-Second Series Supplemental Indenture dated as of December 16, 2019, the Thirty-Third Series Supplemental Indenture dated as of December 16, 2019, the Thirty-Fourth Series Supplemental Indenture dated as of May 29, 2020, the Thirty-Fifth Series Supplemental Indenture dated as of May 29, 2020, the Thirty-Sixth Series Supplemental Indenture dated as of October 5, 2020, the Thirty-Seventh Series Supplemental Indenture dated as of April 5, 2021, the Thirty-Eighth Series Supplemental Indenture dated June 28, 2021, the Thirty-Ninth Series Supplemental Indenture dated September 13, 2022, the Fortieth Series Supplemental Indenture dated September 13, 2022, the Forty-First Series Supplemental Indenture dated September 13, 2022, the Forty-Second Series Supplemental Indenture dated March 28, 2023 and the Forty-Third Supplemental Indenture dated June 15, 2023 (collectively, the Base Indenture as so supplemented, the “Original Indenture”), as further supplemented by a Forty-Fourth Supplemental Indenture, a Forty-Fifth Supplemental Indenture and a Forty-Sixth Supplemental Indenture, each to be dated as of the Closing Date (as defined herein) (collectively with the Original Indenture, the “Indenture”) between the Company and the Trustee.

The Company has prepared and filed with the British Columbia Securities Commission (the “Reviewing Authority”) and the Canadian securities regulatory authorities (together with the Reviewing Authority, the “Qualifying Authorities”) of each of the other provinces of Canada (including British Columbia, collectively, the “Qualifying Provinces”) in accordance with National Instruments 44-101 Short Form Prospectus Distributions (“National Instrument 44-101”) and 44-102 Shelf Distributions (“National Instrument 44-102”), and BC Instrument 44-503 Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers issued by the Reviewing Authority and equivalent blanket orders issued by the other Qualifying Authorities, in each case as may be amended, substituted or varied from time to time (collectively, the “WKSI Blanket Orders”), a short form base shelf prospectus dated August 8, 2022 relating to debt securities, preferred shares, common shares, warrants to purchase equity securities, warrants to purchase debt securities, share purchase contracts, share purchase or equity units and subscription receipts (in the English and French languages, as applicable, the “Shelf Prospectus”) and has obtained from the Reviewing Authority a receipt evidencing the receipt or deemed receipt, as applicable, for the Shelf Prospectus from each of the Qualifying Authorities pursuant to Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions.

The Company will prepare and file with the Qualifying Authorities, in accordance with National Instrument 44-102 and the WKSI Blanket Orders (collectively, the “Shelf Procedures”), a prospectus supplement dated the date hereof to the Shelf Prospectus in respect of the offering of the Securities setting forth the Shelf Information (as defined below) (the “Prospectus Supplement”), in both the English and French languages, by the earlier of: (a) the date the Prospectus Supplement is first sent or delivered to a purchaser; and (b) two Business Days after the execution and delivery of this Agreement.

The information included in the Prospectus Supplement that is omitted from the Shelf Prospectus but that is required under the Shelf Procedures to be included in the Prospectus Supplement is referred to as the “Shelf Information”.

The Shelf Prospectus, including the documents and any other information expressly incorporated by reference therein, is herein referred to as the “Prospectus,” except that when the Prospectus Supplement is furnished to the Agents for use in connection with the offering of the Securities in Canada or filed with the Qualifying Authorities, the term “Prospectus” shall include the Prospectus Supplement, including the documents and any other information expressly incorporated by reference therein. Any amendment to the Prospectus, any amended or supplemental prospectus or auxiliary material, information, evidence, return, report, application, statement or document relating to the sale of the Securities that may be filed by or on behalf of the Company under the securities laws of the Qualifying Provinces prior to the Closing Date or, where such document is deemed to be incorporated by reference in the Prospectus, prior to the expiry of the period of distribution of the Securities in Canada, is referred to herein collectively as the “Supplementary Material”.

The Company hereby agrees with the Agents as follows:

1.	The Company agrees to create and issue the Securities and appoint the Agents as its sole and exclusive agents to offer for sale on a best efforts basis in reliance on the representations and warranties herein contained, and upon and subject to the terms and conditions hereinafter stated, up to: (i) Cdn. $850,000,000 principal amount of 5.75% Sustainability-Linked Notes, Series CAK due September 8, 2033 (the “Series CAK Notes”) at a price of Cdn. $997.82 per Cdn. $1,000 principal amount of Series CAK Notes plus accrued interest, if any, from September 8, 2023 to the date of delivery; (ii) Cdn. $400,000,000 principal amount of 5.95% Notes, Series CAL due September 8, 2053 (the “Series CAL Notes”) at a price of Cdn. $992.67 per Cdn. $1,000 principal amount of Series CAL Notes plus accrued interest, if any, from September 8, 2023 to the date of delivery; and (iii) Cdn. $500,000,000 principal amount of 5.60% Notes, Series CAM due September 9, 2030 (the “Series CAM Notes”) at a price of Cdn. $998.85 per Cdn. $1,000 principal amount of Series CAM Notes plus accrued interest, if any, from September 8, 2023 to the date of delivery. The Series CAK Notes will be issued pursuant to the Base Indenture as supplemented by the Forty-Fourth Series Supplemental Indenture to be dated as of the Closing Date. The Series CAL Notes will be issued pursuant to the Base Indenture as supplemented by the Forty-Fifth Series Supplemental Indenture to be dated as of the Closing Date. The Series CAM Notes will be issued pursuant to the Base Indenture as supplemented by the Forty-Sixth Series Supplemental Indenture to be dated as of the Closing Date.

2.	The Company understands that the Agents or their affiliates will offer the Securities for sale on a best efforts basis, on behalf of the Company in the Qualifying Provinces.

The Agents agree to offer the Securities only in accordance with, and in a manner permitted by, the laws of each jurisdiction in which such Securities are permitted to be offered, as described under “Plan of Distribution” in the Prospectus Supplement. The Agents further agree, upon receipt of the same from the Company, to send a copy of all amendments to the Prospectus to all persons to whom copies of the Prospectus are sent.

The Company covenants and agrees with the Agents to use commercially reasonable efforts to deliver a PDF version of the Shelf Prospectus, as supplemented by the Prospectus Supplement, to the Agents by no later than 9:30 p.m. (Eastern time) on the date hereof.

The Agents covenant and agree with the Company that if, and only if, the Company complies with its covenant in the preceding paragraph, they will use commercially reasonable efforts to deliver the PDF version of the Shelf Prospectus, as supplemented by the Prospectus Supplement, by electronic mail to each purchaser of Securities by no later than 11:59 p.m. (local time) on the date hereof.

In addition, in connection with the distribution of the Securities, each Agent (i) represents that it has not offered or sold, directly or indirectly, and agrees that it will not, directly or indirectly, offer, sell or deliver, any of the Securities in the United States, its territories and its possessions or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”)) and (ii) agrees that it will include a comparable provision to clause (i) above of this Section 2 in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Securities that may be entered into by such Agent.

3.	Payment for the Securities shall be made by the Agents on behalf of purchasers who have agreed to purchase Securities by wire transfer in immediately available funds to the account specified by the Company to the Agents, which notification shall be no later than noon on the Business Day (as defined herein) prior to the date of payment, such payment to be made on the date and at the time and place set forth in Schedule I hereto (or at such other time and place on the same or such other date, not later than the fifth Business Day thereafter, as the Agents and the Company may agree in writing). As used herein, the term “Business Day” means any day other than a day on which banks are permitted or required to be closed in Toronto or New York. The time and date of such payment and delivery with respect to the Securities are referred to herein as the “Closing Date”.

Payment for the Securities shall be made against delivery to the nominee of the depositary specified in Schedule I hereto for the respective accounts of the several Agents of the Securities of one or more global notes (the “Global Notes”) representing the Securities, with any transfer taxes payable in connection with the transfer to purchasers of the Securities duly paid by the Company. Copies of the Global Notes will be electronically transmitted (such as by use of .pdf) to counsel to the Agents for inspection by the Agents not later than 3:00 p.m. (Eastern time) on the Business Day prior to the Closing Date.

In return for the Agents’ services in acting as financial advisors to the Company, in assisting in the preparation of the Prospectus Supplement (and any supplement or amendment thereto), in advising on the final terms and conditions of the Securities, participating in and managing the sale of the Securities, in distributing the Securities, both directly and to other registered dealers and brokers, and in performing administrative work in connection with the distribution of the Securities, the Company agrees to pay to the Agents, at the Closing Date a fee (the “Agents’ Fee”) of (i) Cdn. $4.00 per Cdn. $1,000 principal amount of Series CAK Notes actually sold, exclusive of any applicable goods and services tax or any similar applicable tax; (ii) Cdn. $5.00 per Cdn. $1,000 principal amount of Series CAL Notes actually sold, exclusive of any applicable goods and services tax or any similar applicable tax; and (iii) Cdn. $3.70 per Cdn. $1,000 principal amount of Series CAM Notes actually sold, exclusive of any applicable goods and services tax or any similar applicable tax. Each Agent shall be entitled to receive that proportion of the remainder of the aggregate Agents’ Fee paid by the Company in respect of the Series CAK Notes, the Series CAL Notes and the Series CAM Notes equal to the percentage listed opposite its name in Schedule II in respect of the Series CAK Notes, the Series CAL Notes and the Series CAM Notes, respectively.

4.	During the distribution of the Securities, the Company and BMO Nesbitt Burns Inc. (“BMO”), Scotia Capital Inc., and TD Securities Inc. (collectively, the “Representatives”) shall approve in writing (approval given by e-mail to be considered given in writing), prior to such time marketing materials (as such term is defined in National Instrument 41-101 General Prospectus Requirements (“NI 41-101”)) are provided to potential investors resident in Canada, any marketing materials reasonably requested to be provided by the Agents to any potential investor of the Securities, such marketing materials to comply with Canadian Securities Laws (as defined herein). The Company shall file such marketing materials with the Qualifying Authorities in accordance with Canadian Securities Laws. Any such filing shall constitute the Agents’ authority to use such marketing materials in connection with the Offering. The Company, and the Agents, on a several basis, covenant and agree not to provide any potential investor resident in Canada with any marketing materials other than those approved in accordance with this Section 4 and limited-use versions thereof.

5.	The Company represents and warrants to each Agent that:

(a)	The Company is eligible to use the Shelf Procedures;

(b)	At the time of the filing of the Shelf Prospectus, the Corporation was eligible to use the exemptions from certain prospectus requirements set out in the WKSI Blanket Orders;

(c)	The Reviewing Authority has issued a receipt evidencing the receipt or deemed receipt, as applicable, for the Shelf Prospectus from each of the Qualifying Authorities; no Qualifying Authority or any court has issued an order preventing or suspending the use of the Prospectus relating to the proposed offering of the Securities or preventing the distribution of the Securities or instituted proceedings for that purpose;

(d)	The Company is a reporting issuer not in default under all applicable securities laws in each of the Qualifying Provinces (where such concept exists) and the respective rules and regulations under such laws and is in compliance with its obligations thereunder in all material respects and there has been no material change (within the meaning of such term under Canadian Securities Laws (as defined herein)) relating to the Company which has occurred since December 31, 2022 and with respect to which the requisite material change report has not been filed on a non-confidential basis with the Qualifying Authorities, except to the extent that the offering contemplated hereby may constitute a material change;

(e)	(i) As of the date thereof, the Shelf Prospectus complied in all material respects with all applicable securities laws in each of the Qualifying Provinces and the respective rules, regulations and blanket orders under such laws including, without limitation, the Shelf Procedures and applicable published policy statements of securities regulatory authorities in such provinces (collectively, the “Canadian Securities Laws”), and, at the time of its delivery to the Agents and the Agents’ offer for sale to the public of the Securities, the Prospectus complied and will comply, as applicable, in all material respects with the Canadian Securities Laws; (ii) the Shelf Prospectus, as supplemented by the Prospectus Supplement, or any amendment or supplement thereto, as of the applicable filing date, will constitute full, true and plain disclosure of all material facts relating to the Company and the Securities and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or which is necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading; and (iii) the documents incorporated by reference in the Prospectus, when they were filed with the Qualifying Authorities, were prepared in accordance with the Canadian Securities Laws in all material respects; and any further documents so filed and incorporated by reference in the Prospectus, or any further amendment or supplement thereto, when such documents are filed with the Qualifying Authorities, will be prepared in accordance with the Canadian Securities Laws in all material respects; provided, however, that the representation and warranty set forth in this clause 5(e) shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Agents (“Agent Information”) expressly for use therein;

(f)	There are no reports or information that in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required (other than reports or information required to be made public after the date hereof pursuant to the Shelf Procedures); there are no contracts or documents required to be filed with any Qualifying Authority in connection with the Shelf Prospectus or the Prospectus Supplement that have not been filed as required pursuant to Canadian Securities Laws and delivered to the Agents;

(g)	The consolidated financial statements of the Company incorporated by reference in the Prospectus present fairly the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the consolidated results of operation and the consolidated changes in financial position of the Company and its subsidiaries for the periods specified and such financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, consistently applied throughout the periods involved; the selected financial data included in the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the consolidated financial information included in the Prospectus;

(h)	Deloitte LLP, who have reported upon the audited consolidated financial statements of the Company included in the Prospectus are, and during the periods covered by their report were, independent with respect to the Company within the meaning of the Business Corporations Act (British Columbia) and applicable Canadian Securities Laws;

(i)	Since the respective dates as of which information is given in the Prospectus, there has not been any material change in the capital stock or long-term debt of the Company or any of its subsidiaries, except as set forth or contemplated in the Prospectus, or any material adverse change in or affecting the general affairs, assets or properties, business, prospects, results of operations or the condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”); and except as set forth or contemplated in the Prospectus, neither the Company nor any of its subsidiaries has entered into any transaction or agreement (whether or not in the ordinary course of business) material to the Company and its subsidiaries taken as a whole;

(j)	The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Province of British Columbia, with corporate power and capacity to own its properties and conduct its business as described in the Prospectus, and has been duly qualified as an extra-provincial corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties, or conducts any business, so as to require such qualification, other than where the failure to be so qualified or in good standing would not have a Material Adverse Effect;

(k)	TELUS Communications Inc. (“TCI”) has been duly incorporated and is validly existing as a corporation under the laws of British Columbia with corporate power and capacity to own its properties and conduct its business as described in the Prospectus, and has been duly qualified as an extra-provincial corporation or has made all necessary extra-provincial registrations for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, other than where the failure to be so qualified or in good standing would not have a Material Adverse Effect; and all the outstanding shares of capital stock of TCI have been duly authorized and validly issued, are fully-paid and non-assessable, and are owned by the Company, free and clear of all liens, encumbrances, security interests and claims, except for any liens, encumbrances, security interests and claims which, singly or in the aggregate, are not material to the Company and its subsidiaries, taken as a whole;

(l)	TELUS International (Cda) Inc. (“TELUS International”) has been duly incorporated and is validly existing as a corporation under the laws of British Columbia with corporate power and capacity to own its properties and conduct its business as described in the Prospectus, and has been duly qualified as an extra-provincial corporation or has made all necessary extra-provincial registrations for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, other than where the failure to be so qualified or in good standing would not have a Material Adverse Effect; and all the outstanding shares of capital stock of TELUS International that are owned by the Company, directly or indirectly, have been duly authorized and validly issued, are fully-paid and non-assessable, and are owned by the Company, free and clear of all liens, encumbrances, security interests and claims, except for any liens, encumbrances, security interests and claims which, singly or in the aggregate, are not material to the Company and its subsidiaries, taken as a whole;

(m)	TCI is the only subsidiary of the Company that separately owns assets constituting more than 10% of the consolidated assets of the Company and TCI and TELUS International are the only subsidiaries of the Company that generated sales and operating revenues that exceeded 10% of the consolidated sales and operating revenues of the Company for the year ended December 31, 2022. In addition, all of the assets, sales and operating revenues of the Company’s other subsidiaries (other than TCI and TELUS International), together do not exceed 20% of the Company’s total consolidated assets or 20% of the Company’s total consolidated sales and operating revenues for the year ended December 31, 2022. The assets, sales and operating revenues of TELUS International contributed less than 10% to the Company’s total consolidated assets and less than 15% to the Company’s total consolidated sales and operating revenues, as at, or for the year ended, December 31, 2022, respectively;

(n)	This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, subject to (i) bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or other laws of general application relating to or affecting the enforcement of rights of creditors; (ii) general principles of equity, including the qualification that equitable remedies, including, without limitation, specific performance and injunction, may be granted only in the discretion of a court of competent jurisdiction, and the qualification that equitable remedies may not be available in any case against the Company; (iii) statutory and inherent powers of a court to stay proceedings before it and to grant relief from forfeiture; and (iv) the limitation that the rights of indemnity, contribution and waiver may be limited by applicable laws;

(o)	The Securities have been duly authorized, and, when issued and delivered pursuant to this Agreement and the Indenture, will have been duly executed, authenticated (when duly countersigned by the Trustee), issued and delivered and will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, (except as (i) the enforceability thereof may be limited by bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or other laws of general application relating to or affecting the enforcement of rights of creditors and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability) and entitled to the benefits provided by the Indenture; and, when executed and delivered by the Company and the Trustee, the Indenture will constitute a valid and binding instrument, enforceable against the Company in accordance with its terms; (except as (i) the enforceability thereof may be limited by bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or other laws of general application relating to or affecting the enforcement of rights of creditors, (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability, and (iii) rights to indemnity and contribution may be limited by applicable law) and the Securities and the Indenture conform or will conform, in all material respects, to the descriptions thereof in the Prospectus;

(p)	(i) The Original Indenture does meet, and the Indenture and the form and terms of the Securities will meet, all legal requirements under the Business Corporations Act (Ontario) and the Business Corporations Act (British Columbia), and (ii) the provisions of the Business Corporations Act (Ontario) and the Business Corporations Act (British Columbia) have been complied with, or will have been complied with no later than the time of delivery of the Securities by the Company, in respect of the issue, authentication (when duly countersigned by the Trustee) and delivery of the Securities;

(q)	Neither the Company nor TCI is, or with the giving of notice or lapse of time or both would be, in violation of or in default under, its Notice of Articles, Articles or Certificate of Incorporation, as the case may be, or any indenture, mortgage, deed of trust, loan agreement or other agreement, license or instrument to which the Company or TCI is a party or by which either of them or any of their respective properties is bound, except for violations and defaults which, singly or in the aggregate, would not have a Material Adverse Effect and except as disclosed in the Prospectus; the issue and sale of the Securities and the performance by the Company of all of its obligations under the Securities, the Indenture and this Agreement and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement, license or instrument to which the Company or TCI is a party or by which the Company or TCI is bound or to which any of the property or assets of the Company or TCI is subject, except for any conflicts, breaches or defaults which, singly or in the aggregate, would not have a Material Adverse Effect or a material adverse effect on the Company’s ability to issue and sell the Securities and perform all of its obligations under the Securities, the Indenture and this Agreement and the Agents’ ability to offer for sale the Securities, nor will any such action result in any violation of the provisions of (i) the Notice of Articles, Articles or Certificate of Incorporation, as the case may be, of the Company or TCI, or (ii) any applicable law or statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company, TCI or any of their respective properties, except for any violations in the case of this clause (ii) which, singly or in the aggregate, would not have a Material Adverse Effect; and no consent, approval, authorization, order, license, registration or qualification of or with any such court or governmental agency or body is required for the issue and sale of the Securities or the consummation by the Company of the transactions contemplated by this Agreement or the Indenture, except such consents, approvals, authorizations, orders, licenses, registrations or qualifications as have been obtained (or will be obtained prior to the Closing Date) under Canadian Securities Laws;

(r)	Other than as set forth or contemplated in the Prospectus, there are no legal or governmental investigations, actions, suits or proceedings pending or, to the knowledge of the Company, threatened before any court or before or by any federal, provincial, state, municipal or other governmental or public department, commission, board, agency or body, domestic or foreign (including, without limitation, proceedings, inquiries, or investigations of Innovation, Science and Economic Development Canada (“ISED”) or Department of Canadian Heritage (“Canadian Heritage”), the Canadian Radio-television and Telecommunications Commission (the “CRTC”) or the Competition Bureau (the “Bureau”), or arising under the Telecommunications Act (Canada) (the “Telecommunications Act”), the Radiocommunication Act (Canada) (the “Radiocommunication Act”), the Broadcasting Act (Canada) (the “Broadcasting Act”) or the Competition Act (Canada) (the “Competition Act”)), against or involving the Company or TCI or any of their respective properties or to which the Company or TCI is or may be a party or to which any property of the Company or TCI is or may be the subject which, singly or together with any related such determinations, would have, or would reasonably be expected to have, a Material Adverse Effect and, to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others; nor are there any matters under discussion with any governmental authorities relating to taxes, governmental charges or assessments asserted by any such authority which would have a Material Adverse Effect;

(s)	The Company and TCI have good leasehold title or good and marketable title to material real property and buildings and good title to material personal property; and all material real property held under leases are held by the Company and TCI under valid, existing and enforceable leases, as such leases pertain to the Company and TCI, with such exceptions as do not interfere with the use made or proposed to be made of such property and buildings by the Company or TCI or would not, singly or in the aggregate, have a Material Adverse Effect; and all material items of real property and material personal property owned by the Company and TCI are held free and clear of all liens, encumbrances and defects except such as are described or referred to in Prospectus, or such as would not have a Material Adverse Effect;

(t)	No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or any of its subsidiaries on the other hand, which is required by the Canadian Securities Laws to be described in the Prospectus which is not so described;

(u)	The Company and TCI have filed all material federal, provincial, local and foreign tax returns which have been required to be filed and have paid all taxes shown thereon and all assessments received by them or any of them to the extent that such taxes are material and have become due and are not being contested in good faith; and, except as disclosed in the Prospectus, to the best of the Company’s knowledge, there are no tax deficiencies which have been or might reasonably be expected to be asserted or threatened against the Company or TCI which would, singly or in the aggregate, have a Material Adverse Effect;

(v)	Each of the Company and TCI owns, possesses or has adequate and enforceable rights to all licenses, permits, waivers, certificates, registrations, consents, orders, approvals and other authorizations from, and has made all declarations and filings with, all federal, provincial, and other governmental authorities (including foreign regulatory agencies), all self-regulatory organizations and all courts and other tribunals, domestic or foreign, necessary to own or lease, as the case may be, and to operate its properties and to carry on its business as conducted as of the date hereof, except where any failure to possess or obtain any such license, permit, waiver, certificate, registration, consent, order, approval or other authorization or to make any such declaration or filing or to fulfill any condition to an authorization, would not, singly or in the aggregate, have a Material Adverse Effect, and neither the Company nor TCI has received any actual notice of any proceeding relating to revocation or modification of any such license, permit, waiver, certificate, registration, consent, order, approval or other authorization, except as described in the Prospectus or where any revocation or modification would not, singly or in the aggregate, have a Material Adverse Effect; and each of the Company and TCI is in compliance with all laws and regulations relating to the conduct of its business as conducted as of the date hereof, except where any non-compliance would not, singly or in the aggregate, have a Material Adverse Effect;

(w)	The Company and TCI are in compliance with each licence, permit, approval, authorization, certificate or waiver necessary to operate its business as described in the Prospectus (“Licences”) held by them and are not in violation of, or in default in any respect under, the applicable statutes, ordinances, rules, regulations, orders, policies or decrees of any governmental entities, regulatory agencies or bodies having, asserting or claiming jurisdiction over it or over any part of its respective operations or assets, except for such violations or defaults which would not singly or in the aggregate have a Material Adverse Effect. Except as described in or contemplated by the Prospectus, the Licences held by the Company and TCI contain no restrictions that are materially burdensome to the Company or its subsidiaries, taken as a whole, except as disclosed in the Prospectus;

(x)	There are no existing or, to the best knowledge of the Company, threatened labour disputes with the employees of the Company or TCI which are likely to have a Material Adverse Effect, other than as disclosed in the Prospectus;

(y)	The Company and TCI (i) are in compliance with any and all applicable foreign, federal, provincial and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, have a Material Adverse Effect; any costs or liabilities associated with compliance with Environmental Laws would not, singly or in the aggregate, have a Material Adverse Effect;

(z)	Except as disclosed in the Prospectus, to the best of the Company’s knowledge, there is no pending or threatened change in the Communications Statutes (as defined herein) which would have a Material Adverse Effect. “Communications Statutes” means the Telecommunications Act, the Canadian Radio-television and Telecommunications Commission Act (Canada), the Radiocommunication Act, the Broadcasting Act or other statutes of Canada specifically relating to the regulation of the Canadian telecommunications industry (including for this purpose the orders, rules, regulations, directives, decisions, notices and policies promulgated pursuant to such statutes, including the Radiocommunication Regulations (Canada) (the “Radiocommunication Regulations”), the Broadcasting Distribution Regulations (Canada), the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the “Ownership Regulations”) and the Direction to the CRTC (Ineligibility of Non-Canadians) (the “CRTC Direction”) and applicable statutes or regulations, if any, of any province of Canada specifically relating to the regulation of the Canadian telecommunications industry and the orders, rules, regulations, directives, decisions, notices and policies promulgated thereunder;

(aa)	The Company and TCI have timely filed all renewal applications with respect to all Licenses held by any of them, except where the failure to file would not result in a Material Adverse Effect; no protests or competing applications have been filed with respect to such renewal applications and nothing has come to the Company’s attention that would lead it to conclude that such renewal applications will not be granted by the appropriate regulatory agency or body in the ordinary course or that its Licenses will be terminated, except where the consequence of such non-compliance, or applications not being granted or such Licenses being terminated would not have a Material Adverse Effect; and the Company and TCI are authorized under the Communications Statutes and the rules and regulations promulgated thereunder to continue to provide the services which are the subject of such renewal applications during the pendency thereof;

(bb)	The material business and operations conducted and proposed to be conducted by the Company and TCI, as described in the Prospectus, are not regulated by any federal or provincial utility or rate-regulating commission, other than the CRTC, ISED, and the Federal Communications Commission in the areas in which the Company or TCI conducts or proposes to conduct its material business and operations as described in the Prospectus, and the Company and TCI are not, and based on existing regulations will not be, required to obtain any license from any such utility or rate-regulating commission, other than the CRTC, ISED, and the Federal Communications Commission, except where any failure to possess or obtain any such license would not, singly or in the aggregate, have a Material Adverse Effect; except as set forth in the Prospectus, there are no regulatory matters required to be described in the Prospectus that are not so described therein in order to make the statements therein not misleading;

(cc)	TCI, A.B.C. Allen Business Communications Ltd. and Altima Solutions Limited are the only telecommunications common carriers (as such term is used in the Telecommunications Act and in accordance with the Ownership Regulations) that are controlled by the Company, and each such company is:

(i)	eligible to operate as a Canadian carrier in Canada, as defined under and in accordance with the Telecommunications Act and the Ownership Regulations;

(ii)	not in violation of the prohibition contained in subsection 16(4) of the Telecommunications Act against operating in Canada as a telecommunications common carrier unless it is eligible under Section 16 of the Telecommunications Act to do so; and

(iii)	not controlled by any persons that are not Canadian, in accordance with the meanings ascribed to the term “control” under the Telecommunications Act and the term “Canadian” under the Ownership Regulations;

(dd)	Not less than 80% of the members of the board of directors of TCI, A.B.C. Allen Business Communications Ltd. and Altima Solutions Limited are individual Canadians, as defined under the Ownership Regulations, and Canadians, as defined under the Ownership Regulations, beneficially own, directly or indirectly, in the aggregate and otherwise than by way of security only, all of the issued and outstanding voting shares, as defined under the Ownership Regulations, of each such company;

(ee)	TCI and A.B.C. Allen Business Communications Ltd. are the only radiocommunication service providers (as such term is used in the Radiocommunication Regulations) that are controlled by the Company and each such company:

(i)	is eligible to hold radio authorizations authorizing the operation in Canada of radio apparatus, as defined under and in accordance with the Radiocommunication Act and the Radiocommunication Regulations;

(ii)	is not in violation of the prohibition contained in subsection 4(1) of the Radiocommunication Act against operating radio apparatus in Canada, except under and in accordance with a radio authorization issued by the Minister of Innovation, Science and Industry;

(iii)	is not controlled by any persons that are not Canadian, in accordance with the meanings ascribed to the term “control” under the Telecommunications Act and the term “Canadian” under the Ownership Regulations; and

(iv)	is eligible to be issued a radio authorization under subsection 9(1) of the Radiocommunication Regulations;

(ff)	TCI is Canadian, as defined under the Ownership Regulations;

(gg)	TCI is the only holder of licenses to operate broadcasting undertakings (as such term is used in the Broadcasting Act) that is controlled by the Company, and it is:

(i)	eligible to hold broadcasting licenses authorizing the operation in Canada of distribution and programming undertakings, as defined under and in accordance with the Broadcasting Act;

(ii)	not in violation of the prohibition contained in subsection 32(1) of the Broadcasting Act; and

(iii)	not a non-Canadian (as that term is defined in the CRTC Direction);

(hh)	The Company, in respect of its ownership of and control over TCI, is a carrier holding corporation and a qualified corporation, as defined under the Ownership Regulations;

(ii)	Neither the Company nor TCI is in violation of any judgment, decree, order, writ, law, statute, rule or regulation rendered or enacted in Canada respecting telecommunications and the regulation within Canada of telecommunications common carriers, as defined in the Telecommunications Act, or respecting radiocommunication and the operation within Canada of radio apparatus, as defined in the Radiocommunication Act, applicable to the Company or TCI, or any interpretation or policy relating thereto that is applicable to the Company or TCI except where the consequence of such violation would not have a Material Adverse Effect;

(jj)	To the best of the Company’s knowledge, the Company and TCI own, license, possess or have adequate and enforceable rights throughout Canada to all patents, patent licenses, trademarks, service marks and trade names necessary to carry on their business as presently conducted (except where the failure to own, license or possess such intellectual property rights would not, singly or in the aggregate, have a Material Adverse Effect), and, except as described in the Prospectus, neither the Company nor TCI has received any notice of infringement of or conflict with asserted rights of others with respect to any patents, patent licenses, trademarks, service marks or trade names, which would, singly or in the aggregate, result in a Material Adverse Effect;

(kk)	Neither the Company nor any of its subsidiaries or affiliates has taken, nor will any of them take, directly or indirectly, any action designed to, or that would reasonably be expected to, cause or result in the stabilization or manipulation of the price of the Securities in order to facilitate the sale or resale of the Securities;

(ll)	There have been no “significant acquisitions” since January 1, 2022 for which the Company is required, pursuant to applicable Canadian Securities Laws, including Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations to file a business acquisition report;

(mm)	No stamp duty, registration or documentary taxes, duties or similar charges are payable under the laws of the Provinces of British Columbia or Ontario or the federal laws of Canada in connection with the creation, issuance or sale of the Securities by the Company or the authorization, execution, delivery and performance of the Indenture and this Agreement;

(nn)	Except as disclosed in the Prospectus relating to the limitation on scope of design of the Company’s “internal control over financial reporting” (as defined below) to exclude those controls, policies and procedures of LifeWorks in accordance with NI 52-109 (as defined below), as of December 31, 2022, the Company maintained effective “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) that were designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company has prepared a report of management on the issuer’s internal control over financial reporting (as defined in rules 13a-15(f) and 15d-15(f) of the Exchange Act) for the Company’s 2022 fiscal year and have concluded that, as of December 31, 2022, there (i) were no significant deficiencies (except as disclosed to the Representatives) or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) was no fraud, whether or not material, that involves management or other employees who have significant role in the Company’s internal control over financial reporting;

(oo)	Except as disclosed in the Prospectus relating to the limitation on scope of design of the Company’s “internal control over financial reporting” (as defined below) to exclude those controls, policies and procedures of LifeWorks and WillowTree in accordance with NI 52-109 (as defined below), the Company maintains an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act and in NI 52-109) that is designed to ensure that material information relating to the Company is made known to the Company’s management during the periods in respect of which reports under the Exchange Act are being prepared. As of June 30, 2023, the Company has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 and Rule 15d-15 of the Exchange Act and NI 52-109, respectively;

(pp)	There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the U.S. Sarbanes-Oxley Act of 2002, as amended and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications; and

(qq)	The Sustainability-Linked Bond Framework of the Company dated June 2021 (the “Framework”) was prepared by the Company using reasonable assumptions, the key performance indicator chosen as part of the Framework (namely scope 1 and scope 2 greenhouse gas emissions) is capable of accurate measurement by the Company in accordance with the Framework, subject to the GHG Protocol Corporate Accounting and Reporting Standard, Revised Edition (2004) and other publicly available data sources used by the Company to calculate greenhouse gas emissions, in each case as may be amended from time to time, and the Company has provided all of the relevant information reasonably requested by Sustainalytics in order to allow Sustainalytics to issue its second party opinion that the Framework aligns with the Sustainability-Linked Bond Principles 2020 (the “Principles”). The second party opinion provided by Sustainalytics dated June 11, 2021, as extended (the “Second Party Opinion”) to the effect that the Framework aligns with the Principles has not been withdrawn or been subject to adverse revision by Sustainalytics, and the Company has not have received notice from Sustainalytics of (A) any intended or potential withdrawal or adverse revision by Sustainalytics of such opinion, or (B) any review by Sustainalytics for a possible withdrawal or adverse revision of such opinion.

6.	The Company covenants and agrees with each of the several Agents as follows:

(a)	To comply with the requirements of the Shelf Procedures; to file the Prospectus Supplement in each of the Qualifying Provinces within the time periods required by applicable Canadian Securities Laws; to notify the Agents promptly in writing (i) when any supplement to the Prospectus or any amended Prospectus shall have been filed; (ii) of any request by any Qualifying Authority to amend the Prospectus or to provide additional information; and (iii) of the issuance by any Qualifying Authority of any order having the effect of ceasing or suspending the distribution of the Securities or the trading in the Securities, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose. The Company will use every reasonable effort to prevent the issuance of any order preventing or suspending the use of the Prospectus or any order ceasing or suspending the distribution of the Securities or the trading in the Securities and, if any such order is issued, to obtain a revocation thereof at the earliest possible time;

(b)	Not to file or to make, at any time, any amendment or supplement to the Shelf Prospectus that the Agents shall not have previously been advised of and furnished with a copy of or that the Agents shall have reasonably objected to;

(c)	To furnish to the Agents, without charge: (i) at the time of filing the Prospectus Supplement, the Prospectus printed in the English language signed on behalf of the Company and its directors in the manner required by the Canadian Securities Laws, together with copies of any contract or documentation supplemental thereto required to be filed under the applicable laws of any of the Canadian provinces; (ii) at the time of filing the Prospectus Supplement with the Autorité des marchés financiers, the Prospectus (and any supplements or amendments thereto) printed in the French language signed on behalf of the Company and its directors in the manner required by the laws of the Province of Quebec, together with copies of any contract or documentation supplemental thereto required to be filed under the applicable laws of the Province of Quebec; and (iii) during the period mentioned in paragraph (d) below the Agents’ reasonable requirements of commercial copies of the Prospectus (and any amendments thereto) printed in the English and French languages, as applicable;

(d)	If, during such period after the first date of the public offering of the Securities as in the opinion of counsel for the Company, the Prospectus is required by law to be delivered in connection with sales by an Agent or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to comply with applicable law, forthwith notify the Agents, or if, in the opinion of counsel for the Agents, it is necessary to amend or supplement the Prospectus to comply with applicable law, in either case, subject to paragraph (b) above, to forthwith prepare, file with the Qualifying Authorities and furnish, at its own expense, to the Agents and to the dealers (whose names and addresses the Agents will furnish to the Company in writing) to which Securities may have been sold by the Agents and to any other dealers upon written request, either amendments or supplements to the Prospectus so that the statements in the Prospectus so amended or supplemented will comply with the applicable law;

(e)	Until the distribution of the Securities is completed, to file all documents required to be filed with the Qualifying Authorities under applicable Canadian Securities Laws;

(f)	To fulfill and comply with, as soon as possible and in any event not later than the earlier of: (i) the date the Prospectus Supplement is first sent to a purchaser; and (ii) two Business Days after the execution and delivery of this Agreement, the requirements of the Canadian Securities Laws to be fulfilled or complied with to enable the Securities to be lawfully distributed in the Qualifying Provinces through the Agents or any other investment dealers or brokers registered as such in the Canadian provinces and acting in accordance with the terms of their registrations and the Canadian Securities Laws;

(g)	During the period beginning on the date hereof and continuing to and including the Business Day following the Closing Date, not to offer, sell, contract to sell or otherwise dispose of any debt securities of or guaranteed by the Company which are substantially similar to the Securities;

(h)	To use the net proceeds received by the Company from the sale of the Securities pursuant to this Agreement in the manner specified in the Prospectus under the caption “Use of Proceeds”; and

(i)	Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all costs and expenses incidental to the performance of its obligations hereunder, including without limiting the generality of the foregoing, the fees and disbursements of counsel to the Agents and all costs and expenses (i) incidental to the preparation, issuance, execution, authentication and delivery of the Securities, including any expenses of the Trustee, (ii) incidental to the preparation, printing and filing under the Canadian Securities Laws of the Prospectus (including all exhibits, amendments and supplements thereto), (iii) payable in connection with the registration or qualification and determination of eligibility for investment of the Securities under the laws of such jurisdictions as the Agents may designate, (iv) payable in connection with the printing (including word processing and duplication costs) and delivery of this Agreement and the Indenture and the furnishing to Agents and dealers of copies of the Prospectus, including mailing and shipping, as herein provided, (iv) payable to rating agencies in connection with the rating of the Securities, (v) incurred by the Company in connection with a “road show” presentation to potential investors and (vi) of any transfer agent.

7.	The several obligations of the Agents hereunder shall be subject to the following conditions:

(a)	The representations and warranties of the Company contained herein are true and correct on and as of the Closing Date as if made on and as of the Closing Date and the Company shall have complied with all agreements and all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date;

(b)	At the Closing Date, no order having the effect of ceasing or suspending the distribution of the Securities or the trading in any other securities of the Company shall have been issued and not rescinded, revoked or withdrawn by any securities commission, securities regulatory authority or stock exchange in Canada or the United States and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of the Company, shall be contemplated by any securities commission, securities regulatory authority or stock exchange in Canada or the United States; any request on the part of any Qualifying Authority for additional information shall have been complied with or withdrawn; and the Prospectus Supplement containing the Shelf Information shall have been filed with the Qualifying Authorities in accordance with the Shelf Procedures;

(c)	Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any downgrading, nor shall any notice referring to the Company have been given by any “nationally recognized statistical rating organization”, as such term is defined in Section 3(a)(62) of the Exchange Act, or any “designated rating organization,” as such term is defined in National Instrument 41-101 of (i) any downgrading, (ii) any intended or potential downgrading, or (iii) any review for a possible change that does not indicate the direction of the possible change in the rating accorded any securities of or guaranteed by the Company;

(d)	The Prospectus, as supplemented or amended by any prospectus supplement or amendment, does not contain, as of the Closing Date, any untrue statement of material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made (other than in respect of any Agent Information);

(e)	The Agents shall have received on and as of the Closing Date a certificate of an executive officer of the Company, with specific knowledge about the Company’s financial matters, satisfactory to the Agents to the effect set forth in Sections 7(a), 7(b), 7(c), and 7(d) (with respect to the respective representations, warranties, agreements and conditions of the Company) and to the further effect that there has not occurred any development involving a Material Adverse Effect from that set forth or contemplated in the Prospectus;

(f)	The Agents shall have received on the filing date of the Prospectus Supplement:

(i)	opinions of Norton Rose Fulbright Canada LLP, counsel to the Company, dated as of the relevant filing date, to the effect that the French language version of each of (a) the Shelf Prospectus (other than the “Earnings Coverage Ratios” section of the Shelf Prospectus (the “Prospectus Financial Section”)), (b) the Prospectus Supplement (other than the “Consolidated Capitalization” and “Earnings Coverage Ratios” sections of the Prospectus Supplement (collectively, the “Supplement Financial Sections”, and together with the Prospectus Financial Section, the “Financial Sections”)), (c) the indicative term sheets in respect of each of the Series CAK Notes, the Series CAL Notes and the CAM Notes (collectively, the “Indicative Term Sheets”) expressly incorporated by reference in the Prospectus Supplement; and (d) the final term sheets in respect of each of the Series CAK Notes, the Series CAL Notes and the CAM Notes (collectively, the “Final Term Sheets”), expressly incorporated by reference in the Prospectus Supplement, is in all material respects a complete and proper translation of the English language version of each of the Shelf Prospectus, the Prospectus Supplement, the Indicative Term Sheets, and the Final Term Sheets, as the case may be; and

(ii)	opinions of Borden Ladner Gervais LLP, Quebec translation counsel to the Company, dated as of such respective filing dates, to the effect that the French language version of each of (a) the annual information form of the Company dated February 9, 2023 (the “2022 AIF”), and (b) the information circular of the Company dated March 8, 2023 (the “2023 Circular”), are in all material respects a complete and proper translation of the English language version of the 2022 AIF and the 2023 Circular, as the case may be.

(g)	The Agents shall have received on the respective filing dates of the documents listed in Section 7(f) above an opinion of Deloitte LLP, auditors of the Company, dated as of such respective filing dates, to the effect that the French language version of each of (a) the Financial Sections, (b) the audited consolidated financial statements of the Company as at and for the year ended December 31, 2022, together with the report of the independent registered chartered accountants thereon and the notes thereto, (c) Management’s Discussion and Analysis of financial results of the Company for the year ended December 31, 2022, (d) the unaudited condensed interim consolidated financial statements of the Company as at and for the three and six month periods ended June 30, 2023 together with the notes thereto, and (e) Management’s Discussion and Analysis of financial results of the Company for the three and six month periods ended June 30, 2023, contained or incorporated by reference in the Shelf Prospectus, as supplemented by the Prospectus Supplement, includes the same information and in all material respects carries the same meaning as the English language version thereof;

(h)	The Agents shall have received on the Closing Date an opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Company, or certain other Canadian counsel for the Company reasonably acceptable to the Agents in substantially the form of Annex A-1 hereto including regarding compliance with all the laws of the Province of Quebec relating to the use of the French language in connection with the distribution of the Securities, subject to appropriate limitations and qualifications, dated the Closing Date; the opinion of Norton Rose Fulbright Canada LLP described in this Section 7(h) shall be rendered to the Agents at the request of the Company and shall so state therein, provided that such counsel may rely on opinions of counsel to the Company in jurisdictions where such counsel is not licensed to practice;

(i)	The Agents shall have received on the Closing Date an opinion of the Vice President – Telecom Policy & Chief Regulatory Legal Counsel of the Company dated the Closing Date, in substantially the form of Annex B-1 hereto, and a certificate of the Vice President – Telecom Policy & Chief Regulatory Legal Counsel of the Company dated the Closing Date, in substantially the form of Annex B-2 hereto. Such opinion shall be rendered to the Agents at the request of the Company and shall so state therein;

(j)	On the date hereof and on the Closing Date, Deloitte LLP shall have furnished to the Agents a letter, dated such date, in form and substance satisfactory to the Agents, containing statements and information of the type customarily included in accountants “comfort letters” to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Prospectus;

(k)	The Agents shall have received on and as of the Closing Date an opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel to the Agents, with respect to the validity of the Indenture and the Securities, the Prospectus and other related matters as the Agents may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters, provided that such counsel may rely on opinions of counsel to the Company for jurisdictions where such counsel is not licensed to practice; and

(l)	On or prior to the Closing Date, the Company shall have furnished to the Agents such further certificates and documents as the Agents shall reasonably request.

8.	The Company agrees to indemnify and hold harmless each Agent, each affiliate of any Agent which assists such Agent in the distribution of the Securities and each person, if any, who controls any Agent within the meaning of either Section 15 of the U.S. Securities Act or Section 20 of the Exchange Act, and each of their respective directors, officers, employees, agents, and affiliates from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact contained in the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information relating to any Agent furnished to the Company in writing by such Agent.

In no event shall the indemnity provided in this Section 8 enure to the benefit of any person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) from any person who was not guilty of such fraudulent misrepresentation.

Each Agent agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who signed the Prospectus, each person who controls the Company within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the Exchange Act, its officers, employees, agents and affiliates to the same extent as the foregoing indemnity from the Company to each Agent, but only with reference to information relating to such Agent furnished to the Company in writing by such Agent expressly for use in the Prospectus and any amendment or supplement thereto.

If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnity may be sought pursuant to either of the first or third paragraphs of this Section 8, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnity may be sought (the “Indemnifying Person”) in writing, and the Indemnifying Person, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding and all such fees and expenses shall be reimbursed as they are incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary, (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person, or (iii) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons. Any such separate firm for the Agents, each affiliate of any Agent which assists such Agent in the distribution of the Securities and such control persons of Agents shall be designated in writing by the first of the named Agents on Schedule II hereto and any such separate firm for the Company, its directors, its officers who sign the Prospectus and such control persons of the Company or authorized representatives shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested an Indemnifying Person to reimburse the Indemnified Person for fees and expenses of counsel for which the Indemnified Person is entitled to be reimbursed in accordance with this paragraph, the Indemnifying Person agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such Indemnifying Person of the aforesaid request, and (ii) such Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement (i) includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding, and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

If the indemnification provided for in the first and third paragraphs of this Section 8 is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand from the offering of the Securities, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Agents on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Agents on the other shall be deemed to be in the same respective proportions as the net proceeds from the offering of such Securities (before deducting expenses) received by the Company and the aggregate fee payable by the Company to the Agents bear to the aggregate public offering price of the Securities. The relative fault of the Company on the one hand and the Agents on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Agents and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Agents agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Agents were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, in no event shall an Agent be required to contribute any amount in excess of such aggregate fee or any portion of such fee actually received. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Agents’ obligations to contribute pursuant to this Section 8 are several in the percentages set forth opposite their names in Schedule II hereto, and not joint.

The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

The indemnity and contribution agreements contained in this Section 8 and the representations and warranties of the Company set forth in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Agent or any person controlling any Agent or by or on behalf of the Company, its officers or directors or any other person controlling the Company, and (iii) acceptance of and payment for any of the Securities.

9.	Notwithstanding anything herein contained, any Agent (each, a “Terminating Agent”) may, in its absolute discretion, terminate its obligations under this Agreement, by notice given to the Company and the Representatives (or, if the Terminating Agent is one of the Representatives, to the Company and the other Representatives), if (a) after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on or by, as the case may be, either of the New York Stock Exchange or the Toronto Stock Exchange, (ii) trading of any securities of or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a general moratorium on commercial banking activities in New York shall have been declared by either Federal or New York State authorities or in Canada by the Canadian federal or provincial authorities, or there shall have occurred a material disruption in commercial banking or securities settlement or clearance services, in Canada or the United States, (iv) there shall have occurred, developed or come into effect any event, action, state, condition, or major financial occurrence of national or international consequence or any law or regulation, any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, including as result of COVID-19 only to the extent that there are material adverse developments related thereto after the date of this Agreement, that, in the judgment of that Terminating Agent is material and adverse to the financial markets in Canada or the United States or (v) there shall have occurred a Material Adverse Effect and (b) the occurrence of any of the events specified in clauses (a)(i) through (v) above makes it, in the judgment of that Terminating Agent impracticable to market the Securities on the terms and in the manner contemplated in the Prospectus, or to enforce contracts for the sale of the Securities.

The rights of termination contained in this Section 9 may be exercised by any of the Agents and are in addition to any other rights or remedies any of the Agents may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Terminating Agent to the Company or on the part of the Company to the Terminating Agent except in respect of any liability which may have arisen prior to or arise after such termination under Sections 8 and 10 (and, for clarity, the Terminating Agent will not be entitled to any portion of the fee payable by the Company pursuant to Section 3). A notice of termination given by an Agent under this Section 9 shall not be binding upon any other Agent.

Upon the delivery of a notice of termination by a Terminating Agent under this Section 9, the Company may, in its absolute discretion, proceed with the sale of Securities in accordance with the terms of this Agreement with the remaining Agents or terminate this Agreement.

10.	If this Agreement shall be terminated by the Agents, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement or any condition of the Agents’ obligations cannot be fulfilled, the Company agrees to reimburse the Agents or such Agents as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and expenses of their counsel) reasonably incurred by such Agents in connection with this Agreement or the offering of Securities. The Agents or such Agents as have so terminated this Agreement will provide the Company with invoices in respect of any such out-of-pocket expenses to be reimbursed.

11.	This Agreement shall enure to the benefit of and be binding upon the Company, and each Agent, and to the extent provided for in Section 8, each person referred to in such section, and in each case, their respective successors and assigns. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person, firm or corporation any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained.

12.	BMO is hereby authorized by each of the other Agents to act on its behalf and the Company shall be entitled to and shall act on any notice given in accordance with this Section 12 or agreement entered into by or on behalf of the Agents by BMO which represents and warrants that it has irrevocable authority to bind the Agents, except in respect of any consent to a settlement pursuant to Section 8, which consent shall be given by the Indemnified Person, or a notice of termination pursuant to Section 9, which notice may be given by any of the Agents. BMO shall consult with the other Agents concerning any matter in respect of which it acts as representative of the Agents. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Agents shall be given on their behalf to: BMO Nesbitt Burns Inc., First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 2A1 (email: Kris.Somers@bmo.com). Notices to the Company shall be given to it at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3, Attention: Gopi Chande, Senior Vice-President and Treasurer (email: treasury@telus.com).

13.	(a) In the event that any Agent that is a Covered Entity (as defined below) becomes subject to a proceeding under a U.S. Special Resolution Regime (as defined below), the transfer from such Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any interest and obligation in or under this Agreement, were governed by the laws of the United States or a state of the United States.

(b)            In the event that any Agent that is a Covered Entity or a Covered Affiliate (as defined below) of any such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights (as defined below) under this Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)            As used in this Section:

(i)	“Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

(ii)	“Covered Entity” means any of the following:

(A)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(B)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(C)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(iii)	“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(iv)	“U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

14.	This Agreement may be executed in counterparts and delivered by facsimile or other electronically transmitted format, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

15.	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, without giving effect to the conflicts of laws provisions thereof.

[Remainder of this page intentionally left blank]

Very truly yours,

TELUS CORPORATION

By:	/s/ Doug French
Name: Doug French
Title: Executive Vice-President and Chief Financial Officer

By:	/s/ Andrea Wood
Name: Andrea Wood
Title: Chief Legal and Governance Officer

EXECUTION PAGE – AGENCY AGREEMENT

Accepted: September 5, 2023.

BMO NESBITT BURNS INC.

By:	/s/ Kris Somers
Name: Kris Somers
Title: Managing Director

SCOTIA CAPITAL INC.

By:	/s/ Michal Cegielski
Name: Michal Cegielski
Title: Managing Director

TD SECURITIES INC.

By:	/s/ Abeed Ramji
Name: Abeed Ramji
Title: Managing Director

CIBC WORLD MARKETS INC.

By:	/s/ Sean Gilbert
Name: Sean Gilbert
Title: Managing Director

RBC DOMINION SECURITIES INC.

By:	/s/ Patrick MacDonald
Name: Patrick MacDonald
Title: Managing Director

DESJARDINS SECURITIES INC.

By:	/s/ Ryan Godfrey
Name: Ryan Godfrey
Title: Managing Director

EXECUTION PAGE – AGENCY AGREEMENT

HSBC SECURITIES (CANADA) INC.

By:	/s/ David Loh
Name: David Loh
Title: Director

NATIONAL BANK FINANCIAL INC.

By:	/s/ John Carrique
Name: John Carrique
Title: Managing Director

J.P. MORGAN SECURITIES CANADA INC.

By:	/s/ Adeel Kheraj
Name: Adeel Kheraj
Title: Executive Director

WELLS FARGO SECURITIES CANADA, LTD.

By:	/s/ Darin Deschamps
Name: Darin Deschamps
Title: Head and MD, Wells Fargo Securities Canada, Ltd.

SMBC NIKKO SECURITIES CANADA, LTD.

By:	/s/ David Kee
Name: David Kee
Title: CEO

ATB CAPITAL MARKETS INC.

By:	/s/ Greg Greer
Name: Greg Greer
Title: Managing Director

EXECUTION PAGE – AGENCY AGREEMENT

SCHEDULE I

SERIES CAK NOTES

Title of Securities:	5.75% Sustainability Linked Notes, Series CAK due September 8, 2033 (the “Series CAK Notes”). The Series CAK Notes are “Sustainability-Linked Bonds” issued in accordance with the Framework.
Aggregate principal amount:	Cdn. $850,000,000
Price to Public:	Cdn. $997.82 per Cdn. $1,000 principal amount of Series CAK Notes.

Indenture:

Indenture dated as of May 22, 2001 between the Company and Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada) as Trustee, as supplemented by the First Series Supplemental Indenture dated as of May 30, 2001, the Second Series Supplemental Indenture dated as of May 30, 2001, the Third Series Supplemental Indenture dated as of May 30, 2001, the Fourth Series Supplemental Indenture dated as of May 18, 2006, the Fifth Series Supplemental Indenture dated as of March 13, 2007, the Sixth Series Supplemental Indenture dated as of March 13, 2007, the Seventh Series Supplemental Indenture dated as of April 9, 2008, the Eighth Series Supplemental Indenture dated as of May 20, 2009, the Ninth Series Supplemental Indenture dated as of December 4, 2009, the Tenth Series Supplemental Indenture dated as of July 23, 2010, the Eleventh Series Supplemental Indenture dated as of May 25, 2011, the Twelfth Series Supplemental Indenture dated as of December 11, 2012, the Thirteenth Series Supplemental Indenture dated as of April 1, 2013, the Fourteenth Series Supplemental Indenture dated as of April 1, 2013, the Fifteenth Series Supplemental Indenture dated as of November 26, 2013, the Sixteenth Series Supplemental Indenture dated as of November 26, 2013, the Seventeenth Series Supplemental Indenture dated as of April 4, 2014, the Eighteenth Series Supplemental Indenture dated as of April 4, 2014, the Nineteenth Series Supplemental Indenture dated as of September 15, 2014, and the Twentieth Series Supplemental Indenture dated as of September 15, 2014, the Twenty-First Series Supplemental Indenture in respect of the Series CS Notes dated as of March 27, 2015, the Twenty-Second Series Supplemental Indenture in respect of the Series CT Notes dated as of March 27, 2015, the Twenty-Third Series Supplemental Indenture in respect of the Series CU Notes dated as of March 27, 2015, the Twenty-Fourth Series Supplemental Indenture in respect of the Series CV Notes dated as of December 8, 2015, the Twenty-Fifth Series Supplemental Indenture in respect of the issuance of additional Series CP Notes dated as of December 8, 2015, the Twenty-Sixth Series Supplemental Indenture in respect of the CW Notes dated as of March 6, 2017, the Twenty-Seventh Supplemental Indenture dated as of October 1, 2017, the Twenty-Eighth Series Supplemental Indenture in respect of the Series CX Notes dated as of March 1, 2018, the Twenty-Ninth Series Supplemental Indenture in respect of the issuance of additional Series CW Notes dated as of March 1, 2018, the Thirtieth Series Supplemental Indenture in respect of the Series CY Notes dated as of April 3, 2019, the Thirty-First Series Supplemental Indenture in respect of the Series CZ Notes dated as of July 2, 2019, the Thirty-Second Series Supplemental Indenture in respect of the Series CAA Notes dated as of December 16, 2019, the Thirty-Third Series Supplemental Indenture in respect of the Series CAB Notes dated as of December 16, 2019, the Thirty-Fourth Series Supplemental Indenture in respect of the issuance of additional Series CAB Notes dated as of May 29, 2020, the Thirty-Fifth Series Supplemental Indenture in respect of the Series CAC Notes dated as of May 29, 2020, the Thirty-Sixth Series Supplemental Indenture in respect of the Series CAD Notes dated as of October 5, 2020, the Thirty-Seventh Series Supplemental Indenture in respect of the Series CAE Notes dated as of April 5, 2021, the Thirty-Eighth Series Supplemental Indenture in respect of the Series CAF Notes dated June 28, 2021, the Thirty-Ninth Series Supplemental Indenture in respect of the Series CAG Notes dated September 13, 2022, the Fortieth Series Supplemental Indenture in respect of the Series CAH Notes dated September 13, 2022, the Forty-First Series Supplemental Indenture in respect of the Series CAI Notes dated September 13, 2022, the Forty-Second Series Supplemental Indenture in respect of the Series CAJ Notes dated March 28, 2023, the Forty-Third Supplemental Indenture dated June 15, 2023, as further supplemented by a Forty-Fourth Series Supplemental Indenture to be dated as of September 8, 2023, a Forty-Fifth Series Supplemental Indenture to be dated as of September 8, 2023 and a Forty-Sixth Series Supplemental Indenture to be dated as of September 8, 2023.

Maturity:	The Series CAK Notes will mature on September 8, 2033.
Target Observation Date:	December 31, 2030
Sustainability Performance Target:	Reduce absolute Scope 1 and 2 greenhouse gas emissions by 46 per cent from 2019 levels by the Target Observation Date (the “Sustainability Performance Target”).
Trigger Event:

A “Trigger Event” will occur if (i) the Company does not achieve the Sustainability Performance Target as of the Target Observation Date as determined by the External Verifier and confirmed in the SPT Verification Assurance Certificate, (ii) the Company has not published on its website the SPT Verification Assurance Certificate on or before April 30, 2031 or (iii) the SPT Verification Assurance Certificate contains a reservation about whether or not the Sustainability Performance Target has been achieved as of the Target Observation Date.

Interest Rate and Payment:

5.75% per annum (the “Initial Rate”), payable semi-annually in arrears, in equal instalments on March 8 and September 8 of each year (each, an “Interest Payment Date” and the period commencing on the later of the date of issuance of the Series CAK Notes or the last Interest Payment Date to, but excluding, the next Interest Payment Date, an “Interest Period”), commencing on March 8, 2024.

Upon the occurrence of a Trigger Event, in respect of the Interest Period commencing on March 8, 2031, the rate of interest per annum for the purpose of determining the amount of interest payable on the Interest Payment Date relating to such Interest Period shall increase by an amount equal to 0.60% per annum and the increased rate of interest shall be payable on the Interest Payment Date relating to each subsequent Interest Period thereafter (such increase, the “Rate Increase” and the Initial Rate plus the Rate Increase, the “Modified Rate”).

If a Trigger Event has occurred, the Company shall give notice of such Trigger Event and the related Rate Increase and resulting Modified Rate to the trustee for the Series CAK Notes and the holders of Series CAK Notes in accordance with the indenture governing the Series CAK Notes (which shall include by way of press release and in accordance with the policies and procedures of CDS Clearing and Depositary Services Inc., as applicable), as soon as reasonably practicable following the occurrence of a Trigger Event but in any event by May 1, 2031.

MFN Step-up Due to Trigger Event in Future SLBs

In connection with a Future SLB Trigger Event (as defined in the Prospectus), the interest rate on the Series CAK Notes may be increased pursuant to an MFN Step-Up (as defined in the Prospectus) to the extent set forth in the Prospectus.

In no event shall the interest rate on the Series CAK Notes exceed the Initial Rate by more than 1.20% per annum in the aggregate, whether as a result of a Rate Increase or one or more MFN Step-Ups.

Delivery of SPT Verification SPT Verification Certificate:

The Company will publish on its website a limited assurance report by the External Verifier (such report, the “SPT Verification Assurance Certificate”), which shall confirm whether or not the Company has achieved the Sustainability Performance Target as of the Target Observation Date. The SPT Verification Assurance Certificate will be published no later than the later of (i) the date of publication of the Company’s audited consolidated financial statements for the fiscal year ending on the Target Observation Date and (ii) March 31, 2031; provided that to the extent the Company determines that additional time will be required for the External Verifier to complete the relevant SPT Verification Assurance Certificate then the SPT Verification Assurance Certificate shall be published as soon as reasonably practicable after March 31, 2031, but in no event later than April 30, 2031.

For any fiscal year ending prior to the Target Observation Date (the end of such fiscal year, an “Early Observation Date”), the Company shall be entitled to publish on its website a limited assurance report by the External Verifier, confirming whether or not TELUS has achieved the Sustainability Performance Target as of such Early Observation Date.

External Verifier:	Any independent accounting or appraisal firm or other independent expert of internationally recognized standing appointed by TELUS, in each case with the expertise necessary (as determined by TELUS, acting reasonably) to perform the functions required to be performed by such firm or expert in order to determine if the Sustainability Performance Target has been met.

Optional Redemption Provisions:	The Series CAK Notes may be redeemed to the extent set forth in the Prospectus.
Change of Control:	The Company will be required to make an offer to repurchase the Series CAK Notes at a price equal to 101% of their respective outstanding principal amount plus accrued and unpaid interest (at the then prevailing rate on the Series CAK Notes) to the date of repurchase upon the occurrence of a Change of Control Triggering Event in the manner and on the terms as set forth in the Prospectus.
Sinking Fund Provisions:	None
Global Note Depositary:	CDS Clearing and Depository Services Inc.
Closing Date and Time of Delivery:	September 8, 2023 at 9:00 a.m., Eastern time
Closing Location:	Remotely via electronic transmission of documentation (such as by use of .pdf)

SERIES CAL NOTES

Title of Securities:	5.95% Notes, Series CAL due September 8, 2053 (the “Series CAL Notes”).
Aggregate principal amount:	Cdn. $400,000,000
Price to Public:	Cdn. $992.67 per Cdn. $1,000 principal amount of Series CAL Notes.

Indenture:

Indenture dated as of May 22, 2001 between the Company and Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada) as Trustee, as supplemented by the First Series Supplemental Indenture dated as of May 30, 2001, the Second Series Supplemental Indenture dated as of May 30, 2001, the Third Series Supplemental Indenture dated as of May 30, 2001, the Fourth Series Supplemental Indenture dated as of May 18, 2006, the Fifth Series Supplemental Indenture dated as of March 13, 2007, the Sixth Series Supplemental Indenture dated as of March 13, 2007, the Seventh Series Supplemental Indenture dated as of April 9, 2008, the Eighth Series Supplemental Indenture dated as of May 20, 2009, the Ninth Series Supplemental Indenture dated as of December 4, 2009, the Tenth Series Supplemental Indenture dated as of July 23, 2010, the Eleventh Series Supplemental Indenture dated as of May 25, 2011, the Twelfth Series Supplemental Indenture dated as of December 11, 2012, the Thirteenth Series Supplemental Indenture dated as of April 1, 2013, the Fourteenth Series Supplemental Indenture dated as of April 1, 2013, the Fifteenth Series Supplemental Indenture dated as of November 26, 2013, the Sixteenth Series Supplemental Indenture dated as of November 26, 2013, the Seventeenth Series Supplemental Indenture dated as of April 4, 2014, the Eighteenth Series Supplemental Indenture dated as of April 4, 2014, the Nineteenth Series Supplemental Indenture dated as of September 15, 2014, and the Twentieth Series Supplemental Indenture dated as of September 15, 2014, the Twenty-First Series Supplemental Indenture in respect of the Series CS Notes dated as of March 27, 2015, the Twenty-Second Series Supplemental Indenture in respect of the Series CT Notes dated as of March 27, 2015, the Twenty-Third Series Supplemental Indenture in respect of the Series CU Notes dated as of March 27, 2015, the Twenty-Fourth Series Supplemental Indenture in respect of the Series CV Notes dated as of December 8, 2015, the Twenty-Fifth Series Supplemental Indenture in respect of the issuance of additional Series CP Notes dated as of December 8, 2015, the Twenty-Sixth Series Supplemental Indenture in respect of the CW Notes dated as of March 6, 2017, the Twenty-Seventh Supplemental Indenture dated as of October 1, 2017, the Twenty-Eighth Series Supplemental Indenture in respect of the Series CX Notes dated as of March 1, 2018, the Twenty-Ninth Series Supplemental Indenture in respect of the issuance of additional Series CW Notes dated as of March 1, 2018, the Thirtieth Series Supplemental Indenture in respect of the Series CY Notes dated as of April 3, 2019, the Thirty-First Series Supplemental Indenture in respect of the Series CZ Notes dated as of July 2, 2019, the Thirty-Second Series Supplemental Indenture in respect of the Series CAA Notes dated as of December 16, 2019, the Thirty-Third Series Supplemental Indenture in respect of the Series CAB Notes dated as of December 16, 2019, the Thirty-Fourth Series Supplemental Indenture in respect of the issuance of additional Series CAB Notes dated as of May 29, 2020, the Thirty-Fifth Series Supplemental Indenture in respect of the Series CAC Notes dated as of May 29, 2020, the Thirty-Sixth Series Supplemental Indenture in respect of the Series CAD Notes dated as of October 5, 2020, the Thirty-Seventh Series Supplemental Indenture in respect of the Series CAE Notes dated as of April 5, 2021, the Thirty-Eighth Series Supplemental Indenture in respect of the Series CAF Notes dated June 28, 2021, the Thirty-Ninth Series Supplemental Indenture in respect of the Series CAG Notes dated September 13, 2022, the Fortieth Series Supplemental Indenture in respect of the Series CAH Notes dated September 13, 2022, the Forty-First Series Supplemental Indenture in respect of the Series CAI Notes dated September 13, 2022, the Forty-Second Series Supplemental Indenture in respect of the Series CAJ Notes dated March 28, 2023, the Forty-Third Supplemental Indenture, as further supplemented by a Forty-Fourth Series Supplemental Indenture to be dated as of September 8, 2023, a Forty-Fifth Series Supplemental Indenture to be dated as of September 8, 2023 and a Forty-Sixth Series Supplemental Indenture to be dated as of September 8, 2023.

Maturity:	The Series CAL Notes will mature on September 8, 2053.
Interest Rate and Payment:	5.95% per annum, payable semi-annually in arrears, in equal instalments on March 8 and September 8 of each year, commencing on March 8, 2024.
Optional Redemption Provisions:	The Series CAL Notes may be redeemed to the extent set forth in the Prospectus.

Change of Control:	The Company will be required to make an offer to repurchase the Series CAL Notes at a price equal to 101% of their respective outstanding principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event in the manner and on the terms as set forth in the Prospectus.

Sinking Fund Provisions:	None

Global Note Depositary:	CDS Clearing and Depository Services Inc.

Closing Date and Time of Delivery:	September 8, 2023 at 9:00 a.m., Eastern time

Closing Location:	Remotely via electronic transmission of documentation (such as by use of .pdf)

SERIES CAM NOTES

Title of Securities:	5.60% Notes, Series CAM due September 9, 2030 (the “Series CAM Notes”).
Aggregate principal amount:	Cdn. $500,000,000
Price to Public:	Cdn. $998.85 per Cdn. $1,000 principal amount of Series CAM Notes.

Indenture:

Indenture dated as of May 22, 2001 between the Company and Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada) as Trustee, as supplemented by the First Series Supplemental Indenture dated as of May 30, 2001, the Second Series Supplemental Indenture dated as of May 30, 2001, the Third Series Supplemental Indenture dated as of May 30, 2001, the Fourth Series Supplemental Indenture dated as of May 18, 2006, the Fifth Series Supplemental Indenture dated as of March 13, 2007, the Sixth Series Supplemental Indenture dated as of March 13, 2007, the Seventh Series Supplemental Indenture dated as of April 9, 2008, the Eighth Series Supplemental Indenture dated as of May 20, 2009, the Ninth Series Supplemental Indenture dated as of December 4, 2009, the Tenth Series Supplemental Indenture dated as of July 23, 2010, the Eleventh Series Supplemental Indenture dated as of May 25, 2011, the Twelfth Series Supplemental Indenture dated as of December 11, 2012, the Thirteenth Series Supplemental Indenture dated as of April 1, 2013, the Fourteenth Series Supplemental Indenture dated as of April 1, 2013, the Fifteenth Series Supplemental Indenture dated as of November 26, 2013, the Sixteenth Series Supplemental Indenture dated as of November 26, 2013, the Seventeenth Series Supplemental Indenture dated as of April 4, 2014, the Eighteenth Series Supplemental Indenture dated as of April 4, 2014, the Nineteenth Series Supplemental Indenture dated as of September 15, 2014, and the Twentieth Series Supplemental Indenture dated as of September 15, 2014, the Twenty-First Series Supplemental Indenture in respect of the Series CS Notes dated as of March 27, 2015, the Twenty-Second Series Supplemental Indenture in respect of the Series CT Notes dated as of March 27, 2015, the Twenty-Third Series Supplemental Indenture in respect of the Series CU Notes dated as of March 27, 2015, the Twenty-Fourth Series Supplemental Indenture in respect of the Series CV Notes dated as of December 8, 2015, the Twenty-Fifth Series Supplemental Indenture in respect of the issuance of additional Series CP Notes dated as of December 8, 2015, the Twenty-Sixth Series Supplemental Indenture in respect of the CW Notes dated as of March 6, 2017, the Twenty-Seventh Supplemental Indenture dated as of October 1, 2017, the Twenty-Eighth Series Supplemental Indenture in respect of the Series CX Notes dated as of March 1, 2018, the Twenty-Ninth Series Supplemental Indenture in respect of the issuance of additional Series CW Notes dated as of March 1, 2018, the Thirtieth Series Supplemental Indenture in respect of the Series CY Notes dated as of April 3, 2019, the Thirty-First Series Supplemental Indenture in respect of the Series CZ Notes dated as of July 2, 2019, the Thirty-Second Series Supplemental Indenture in respect of the Series CAA Notes dated as of December 16, 2019, the Thirty-Third Series Supplemental Indenture in respect of the Series CAB Notes dated as of December 16, 2019, the Thirty-Fourth Series Supplemental Indenture in respect of the issuance of additional Series CAB Notes dated as of May 29, 2020, the Thirty-Fifth Series Supplemental Indenture in respect of the Series CAC Notes dated as of May 29, 2020, the Thirty-Sixth Series Supplemental Indenture in respect of the Series CAD Notes dated as of October 5, 2020, the Thirty-Seventh Series Supplemental Indenture in respect of the Series CAE Notes dated as of April 5, 2021, the Thirty-Eighth Series Supplemental Indenture in respect of the Series CAF Notes dated June 28, 2021, the Thirty-Ninth Series Supplemental Indenture in respect of the Series CAG Notes dated September 13, 2022, the Fortieth Series Supplemental Indenture in respect of the Series CAH Notes dated September 13, 2022, the Forty-First Series Supplemental Indenture in respect of the Series CAI Notes dated September 13, 2022, the Forty-Second Series Supplemental Indenture in respect of the Series CAJ Notes dated March 28, 2023, the Forty-Third Supplemental Indenture, as further supplemented by a Forty-Fourth Series Supplemental Indenture to be dated as of September 8, 2023, a Forty-Fifth Series Supplemental Indenture to be dated as of September 8, 2023 and a Forty-Sixth Series Supplemental Indenture to be dated as of September 8, 2023.

Maturity:	The Series CAM Notes will mature on September 9, 2030.
Interest Rate and Payment:

5.60% per annum, payable semi-annually in arrears, in equal instalments on March 9 and September 9 of each year, commencing on March 9, 2024. The first interest payment (long first coupon) on March 9, 2024 will be in an amount equal to $14,076,712.33.

Optional Redemption Provisions:	The Series CAM Notes may be redeemed to the extent set forth in the Prospectus.

Change of Control:	The Company will be required to make an offer to repurchase the Series CAM Notes at a price equal to 101% of their respective outstanding principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event in the manner and on the terms as set forth in the Prospectus.

Sinking Fund Provisions:	None

Global Note Depositary:	CDS Clearing and Depository Services Inc.

Closing Date and Time of Delivery:	September 8, 2023 at 9:00 a.m., Eastern time

Closing Location:	Remotely via electronic transmission of documentation (such as by use of .pdf)

SCHEDULE II

Agent	Notes
BMO Nesbitt Burns Inc.	18.00%
Scotia Capital Inc.	18.00%
TD Securities Inc.	18.00%
CIBC World Markets Inc.	12.00%
RBC Dominion Securities Inc.	12.00%
Desjardins Securities Inc.	5.00%
HSBC Securities (Canada) Inc.	5.00%
National Bank Financial Inc.	4.00%
J.P. Morgan Securities Canada Inc.	2.50%
Wells Fargo Securities Canada, Ltd.	2.50%
SMBC Nikko Securities Canada, Ltd.	2.00%
ATB Capital Markets Inc.	1.00%

ANNEX A-1

FORM OF OPINION OF

NORTON ROSE FULBRIGHT CANADA LLP

1.            The Company is incorporated and existing under the Business Corporations Act (British Columbia) and has the corporate power and capacity to own, lease and operate its properties and conduct its business as described in the Prospectus.

2.            The Company is qualified or registered to carry on business in each of the Provinces in Canada in which the location of its properties or the operation of its business makes such qualification or registration necessary, except where the failure to be so qualified or registered would not have a material adverse effect upon the business of the Company and its subsidiaries, taken as a whole.

3.            TCI is incorporated and existing under the Business Corporations Act (British Columbia) and has the corporate power and capacity to own, lease and operate its properties and conduct its business as described in the Prospectus.

4.            TCI is qualified or registered to carry on business in each of the Provinces in Canada.

5.            The authorized share capital of TCI consists of an unlimited number of ordinary shares and an unlimited number of special redeemable subordinate preferred shares. All of the outstanding ordinary shares in the capital of TCI are registered in the name of the Company. All of the outstanding special redeemable subordinate preferred shares in the capital of TCI are registered in the name of TELUS Health & Payment Solutions GP Inc., which is a wholly owned subsidiary of the Company.

6.            TELUS International is incorporated and existing under the Business Corporations Act (British Columbia) and has the corporate power and capacity to own, lease and operate its properties and conduct its business as described in the Prospectus.

7.            There are no restrictions on the corporate power and capacity of the Company to enter into the Agency Agreement, the Base Indenture as supplemented by the Forty-Fourth Series Supplemental Indenture, the Base Indenture as supplemented by the Forty-Fifth Series Supplemental Indenture or the Base Indenture as supplemented by the Forty-Sixth Series Supplemental Indenture (together with the Forty-Fourth Series Supplemental Indenture and the Forty-Fifth Series Supplemental Indenture, the “Indentures”) and carry out its obligations under the Agency Agreement or the Indentures. The Company has the corporate power and capacity to execute, issue and deliver the 5.75% Sustainability-Linked Notes, Series CAK due September 8, 2033 (the “Series CAK Notes”), the 5.95% Notes, Series CAL due September 8, 2053 (the “Series CAL Notes”) and the 5.60% Notes, Series CAM due September 9, 2030 (the “Series CAM Notes” and, together with the Series CAK Notes and the Series CAL Notes, the “Securities”). The execution and delivery of, and the performance by the Company of its obligations under, the Agency Agreement and the Indentures have been duly authorized by all necessary corporate action on the part of the Company.

8.            Each of the Agency Agreement, the Base Indenture, the Forty-Fourth Series Supplemental Indenture, the Forty-Fifth Series Supplemental Indenture and the Forty-Sixth Series Supplemental Indenture has been duly executed by the Company.

9.            Each of the Agency Agreement, the Base Indenture, the Forty-Fourth Series Supplemental Indenture, the Forty-Fifth Series Supplemental Indenture and the Forty-Sixth Series Supplemental Indenture has been duly delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

10.          All corporate actions required to be taken by the Company under the Indentures relating to the authorization and issuance of the Securities have been complied with or satisfied. The Global Notes have been duly executed by the Company.

11.          Assuming due certification of the Global Notes by the Trustee, the Global Notes have been duly delivered by or on behalf of the Company and the Securities constitute valid and binding obligations of the Company entitling the holders thereof to the benefits provided to such holders under the applicable Indenture.

12.         Each Indenture and the form and terms of the Securities meet all legal requirements under the Business Corporations Act (Ontario) and, assuming due certification of the Global Notes by the Trustee, the provisions of such Act have been complied with by the Company in respect of the issuance, certification and delivery of the Securities.

13.          Each Indenture and the form and terms of the Securities meet all legal requirements under the Business Corporations Act (British Columbia) and, assuming due certification of the Global Notes by the Trustee, the provisions of such Act have been complied with by the Company in respect of the issuance, certification and delivery of the Securities.

14.          The execution, delivery and performance by the Company of its obligations under the Agency Agreement, the Indentures and the Securities do not and will not contravene or result in a breach of and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(a)           any applicable law of the Province of Ontario or of the federal laws of Canada applicable therein;

(b)          any resolution of the board of directors (or any committee thereof) or of the shareholders of the Company;

(c)          any of the agreements or instruments set forth in a schedule to such opinion; or

(d)          to the best of our knowledge, any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or TCI,

and no consent, approval, authorization or order of, or qualification with, any governmental body or agency of the Province of Ontario or of the Government of Canada is required for the performance by the Company of its obligations under the Agency Agreement, the Indentures or the Securities except such as have been obtained.

15.         The execution, delivery and performance by the Company of its obligations under the Agency Agreement, the Indentures and the Securities do not and will not contravene or result in a breach of and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(a)          any applicable law of the Province of British Columbia; or

(b)          any provision of the notice of articles or articles of the Company,

and no consent, approval, authorization or order of, or qualification with, any governmental body or agency of the Province of British Columbia is required for the performance by the Company of its obligations under the Agency Agreement, the Indentures or the Securities except such as have been obtained.

16.          All necessary documents have been filed, all requisite proceedings have been taken and all necessary authorizations, approvals, permits and consents have been obtained by the Company under Canadian Securities Laws to permit the Securities to be offered and sold to the public in the Qualifying Provinces through persons and companies who are registered in an appropriate category of registration under Canadian Securities Laws and who have complied with the relevant provisions of such legislation.

17.          The Company is a reporting issuer in each of the Qualifying Provinces and, where applicable, is not on the list of defaulting reporting issuers or noted in default on the list of reporting issuers maintained by the relevant Qualifying Authorities.

18.          To the best of our knowledge, no order having the effect of ceasing or suspending the distribution of the Securities has been issued by any Qualifying Authority and no proceeding for that purpose has been initiated or threatened by any Qualifying Authority.

19.          Subject to the limitations, assumptions and qualifications and relying upon the matters set out therein, the statements in the Shelf Prospectus under the heading “Description of Debt Securities” and the statements in the Prospectus Supplement under the heading “Details of the Offering”, insofar as they purport to constitute a summary of the terms of the Securities, are accurate and fair summaries of the matters described therein. Subject to the limitations, assumptions and qualifications therein, the statements in the Prospectus Supplement under the heading “Certain Canadian Federal Income Tax Considerations” is an accurate and fair summary of the principal Canadian federal income tax considerations generally applicable to an investment in the Securities and the statements in the Prospectus Supplement under the heading “Eligibility for Investment” are true and correct.

20.          No stamp duty, registration or documentary taxes, duties or similar charges are payable under the laws of the Province of Ontario or the federal laws of Canada in connection with the creation, issuance, sale and delivery of the Securities or the authorization, execution, delivery and performance of the Agency Agreement and the Indentures.

21.          No stamp duty, registration or documentary taxes, duties or similar charges are payable under the laws of the Province of British Columbia in connection with the creation, issuance, sale and delivery of the Securities or the authorization, execution, delivery and performance of the Agency Agreement and the Indentures.

22.         Assuming (i) each purchaser of Securities in Québec has received a copy of the Shelf Prospectus and the Prospectus Supplement in the French language only or a copy of the Shelf Prospectus and the Prospectus Supplement in the French language and a copy of the Shelf Prospectus and the Prospectus Supplement in the English language; and (ii) all documents incorporated and deemed to be incorporated by reference into the Shelf Prospectus and the Prospectus Supplement have been translated in the French language and filed with the Autorité des marchés financiers, all requirements relating to the use of the French language in the Securities Act (Québec) will have been complied with in connection with the offer and sale of the Securities to purchasers in Québec. No opinion is expressed on whether the Shelf Prospectus, the Prospectus Supplement and forms of order and confirmation are in compliance with the Charter of the French Language (Québec).

ANNEX B-1

FORM OF REGULATORY OPINION

OF the Vice President – Telecom Policy & Chief Regulatory Legal Counsel of the Company

1.            The statements in the Company’s Annual Information Form dated February 9, 2023 under the headings “Canadian ownership and control requirements” and “Regulation”, and the statements in the Company’s management’s discussion and analysis for the fiscal year ended December 31, 2022 under the headings “Communications industry regulatory developments and proceedings” and “Regulatory matters”, as modified, supplemented or superseded to the extent that a statement contained therein is modified, supplemented or superseded by any document incorporated by reference in the Prospectus, insofar as such disclosure describes or summarizes matters of law, fairly summarizes such matters of law.

2.            TCI, A.B.C. Allen Business Communications Ltd. and Altima Solutions Limited are the only telecommunications common carriers (as such term is used in the Telecommunications Act and in accordance with the Ownership Regulations) that are controlled by the Company, and each such company is:

(a)          eligible to operate as a Canadian carrier in Canada, as defined under and in accordance with the Telecommunications Act and the Ownership Regulations;

(b)          not in violation of the prohibition contained in subsection 16(4) of the Telecommunications Act against operating in Canada as a telecommunications common carrier unless it is eligible under Section 16 of the Telecommunications Act to do so; and

(c)           not controlled by any persons that are not Canadian, in accordance with the meanings ascribed to the term “control” under the Telecommunications Act and the term “Canadian” under the Ownership Regulations.

3.            Not less than 80% of the members of the board of directors of TCI, A.B.C. Allen Business Communications Ltd. and Altima Solutions Limited are individual Canadians, as defined under the Ownership Regulations, and Canadians, as defined under the Ownership Regulations, beneficially own, directly or indirectly, in the aggregate and otherwise than by way of security only, all of the issued and outstanding voting shares, as defined under the Ownership Regulations, of each such company.

4.           TCI and A.B.C. Allen Business Communications Ltd. are the only radiocommunication service providers (as such term is used in the Radiocommunication Regulations) that are controlled by the Company and each such company:

(a)           is eligible to hold radio authorizations authorizing the operation in Canada of radio apparatus, as defined under and in accordance with the Radiocommunication Act and the Radiocommunication Regulations;

(b)          is not in violation of the prohibition contained in subsection 4(1) of the Radiocommunication Act against operating radio apparatus in Canada, except under and in accordance with a radio authorization issued by the Minister of Innovation, Science and Industry;

(c)           is not controlled by any persons that are not Canadian, in accordance with the meanings ascribed to the term “control” under the Telecommunications Act and the term “Canadian” under the Ownership Regulations; and

(d)           is eligible to be issued a radio authorization under subsection 9(1) of the Radiocommunication Regulations.

5.            TCI is Canadian, as defined under the Ownership Regulations.

6.            The Company, in respect of its ownership of and control over TCI, is a carrier holding corporation and a qualified corporation, as defined under the Ownership Regulations.

7.            Except as disclosed in the Prospectus, to the best of such counsel’s knowledge, there is no proposed or announced change in the Telecommunications Act, Radiocommunication Act, Ownership Regulations, Radiocommunication Regulations, Broadcasting Act or the CRTC Direction which would have a Material Adverse Effect.

8.           TCI is the only holder of licenses to operate broadcasting undertakings (as such term is used in the Broadcasting Act), and it is:

(a)          eligible to hold broadcasting licenses authorizing the operation in Canada of distribution and programming undertakings, as defined under and in accordance with the Broadcasting Act;

(b)          not in violation of the prohibition contained in subsection 32(1) of the Broadcasting Act; and

(c)          not a non-Canadian (as that term is defined in the CRTC Direction).

ANNEX B-2

FORM OF REGULATORY CERTIFICATE

OF THE Vice President – Telecom Policy & Chief Regulatory Legal Counsel of the Company

1.            To the best of such counsel’s knowledge, there are no legal or governmental investigations or other proceedings pending or threatened before any court or before or by any federal, provincial, state, municipal or other governmental or public department, commission, board, agency or body, domestic or foreign (including, without limitation, proceedings, inquiries or investigations of Innovation, Science and Economic Development Canada, Canadian Heritage, the CRTC or the Bureau, or arising under the Telecommunications Act, the Radiocommunication Act, the Broadcasting Act or the Competition Act) to which the Company or TCI is a party or to which any of the properties or assets of the Company or TCI is subject that are required to be described in the Prospectus, that are not so described as required or any statutes, including any statutes relating to the regulation of the Canadian telecommunications, radiocommunications and broadcasting industries (including for this purpose the orders, rules, regulations, directives, decisions, notices and policies promulgated pursuant to any applicable statutes or regulations specifically relating to the regulation of the Canadian telecommunications, radiocommunications and broadcasting industries and the orders, rules, regulations, directives, decisions, notices and policies promulgated thereunder), regulations, contracts or other documents that are required to be described in the Prospectus that are not described as required.

2.            To the best of such counsel’s knowledge, each of the Company and its subsidiaries owns, possesses or has obtained all licenses, permits, certificates, consents, orders, approvals, waivers, registrations, and other authorizations from, and has made all declarations and filings with, all federal, provincial and other governmental authorities, all self-regulatory organizations and all courts and other tribunals, necessary to own or lease, as the case may be, and to operate its properties and to carry on its business as conducted as of the date hereof except where any failure to possess or obtain any such licenses, permits or other documents described in this paragraph or to make any such declaration or filing, or to fulfill any condition to an authorization would not, singly or in the aggregate, have a Material Adverse Effect, and neither the Company nor TCI has received any actual notice of any proceeding relating to revocation or modification of any such license, permit, certificate, consent, order, waiver, registration, approval or other authorization, except as described in the Prospectus or except where any revocation or modification would not, singly or in the aggregate, have a Material Adverse Effect; and each of the Company and TCI is in compliance with all laws and regulations relating to the conduct of its business as conducted as of the date hereof except where any non-compliance would not, singly or in the aggregate, have a Material Adverse Effect.

3.            To the best of such counsel’s knowledge, neither the Company nor TCI is in violation of, or in default in any respect under, any judgment, decree, decision, order, writ, law, statute, rule or regulation rendered or enacted in Canada respecting telecommunications and the regulation within Canada of telecommunications common carriers, as defined in the Telecommunications Act, respecting radiocommunication and the operation within Canada of radio apparatus, as defined in the Radiocommunication Act or respecting broadcasting and the regulation within Canada of broadcasting undertakings, as defined in the Broadcasting Act, applicable to the Company or its subsidiaries, or any interpretation or policy relating thereto that is applicable to the Company or its subsidiaries except where the consequence of such violations or defaults would not have a Material Adverse Effect; the conduct of the Company’s and its subsidiaries’ businesses in the manner and to the extent currently conducted and proposed to be conducted, as described in the Prospectus, is in accordance with all material conditions and/or provisions of the Licenses and the Communications Statutes except where the consequence of any non-compliance would not, singly or in the aggregate, have a Material Adverse Effect; and no event has occurred which permits, or with notice or lapse of time or both, would permit the revocation or termination of any of the Licenses or which might result in any other material impairment of the rights of the Company and TCI therein or in any material violation of the Communications Statutes except where any revocation or modification would not, singly or in the aggregate, have a Material Adverse Effect.

4.            To the best of such counsel’s knowledge, when required, the Company and TCI have timely filed all renewal applications with respect to all Licenses held by any of them, except where the failure so to file would not result in a Material Adverse Effect; no protests or competing applications have been filed with respect to such renewal applications and nothing has come to the Company’s attention that would lead it to conclude that such renewal applications will not be granted by the appropriate regulatory agency or body in the ordinary course or that its Licenses will be terminated, except where the consequence of such applications not being granted or termination of Licenses would not, singly or in the aggregate, have a Material Adverse Effect; and the Company and its subsidiaries are authorized under the Communications Statutes and the rules and regulations promulgated thereunder to continue to provide the services which are the subject of such renewal applications during the pendency thereof.